# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cryo-Cell International, Inc., CIK 0000862692
CUSIP: 228895108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 Brooker Creek Blvd., Oldsmar, Florida (FL), 34677
Date of event which requires filing of this statement: 11/05/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001714281

## Reporting persons
- CDMJ Nyberg Family Trust: type of reporting person: other (OO), individual (IN); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cryo-Cell International, Inc.
Address of issuer's principal executive offices: 700 Brooker Creek Blvd., Oldsmar, Florida 34677

## Item 2. Person Filing
Name of person filing: Mary J. Nyberg, as trustee of CDJM Nyberg Family Trust, U/A/D June 9, 2005
Address of principal business office or, if none, residence: 4555 E. Mayo Blvd., Unit 5202, Phoenix, Arizona 85050
Citizenship: State of Arizona

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: This Schedule 13G is filed to report a change in ownership, originally reported on Schedule 13G filed with the SEC on February 11, 2013 by Mary J. Nyberg and Charles D. Nyberg, as Co-Trustees of the CDMJ Nyberg Family Trust, U/A/D June 9, 2005
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CDMJ Nyberg Family Trust: /s/ Mary J. Nyberg, Mary J. Nyberg, as Trustee (12/23/2024)
Comment: Mary J. Nyberg, as trustee of CDMJ Nyberg Family Trust, U/A/D June 9, 2005